UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52541/September 30, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11979

In the Matter of   :
                                            :   ORDER MAKING FINDINGS AND
AMERICAN MACHINE, INC., <u>et al.</u>   :   REVOKING REGISTRATION BY DEFAULT
                                            :   AS TO IDOLEYEZ CORPORATION

SUMMARY

This Order revokes the registration of the common stock of Idoleyez Corporation (Idoleyez). The revocation is based on Idoleyez's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 13, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Idoleyez's common stock is registered with the Commission under Section 12(g) of the Exchange Act, and that Idoleyez has failed to file any required annual and quarterly reports with the Commission since a Form 10-QSB for the quarter ended June 30, 2003, filed August 21, 2003.[1] Idoleyez was served with the OIP on August 22, 2005, and failed to file an answer, due on September 1, 2005.[2] A respondent who fails to file an answer to the OIP may be deemed to be in default, and the administrative law judge may determine the proceeding against that respondent. <u>See</u> 17 C.F.R.

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[1] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." <u>See</u> 17 C.F.R. § 228.10(a).

[2] On July 27, 2005, the Commission received a document entitled "Dan Hodges's Answer to Order Instituting Proceedings" that disavows any responsibility, authority, or control by Hodges over any of the twenty respondents in this proceeding at the time of the alleged violations. Hodges is identified in Idoleyez's July 17, 2000, Form 8-K, which reported that, effective with a June 30, 2000, reverse merger and installation of new management, Hodges, who had been sole officer and director, had resigned. It goes without saying that the Hodges filing is not an answer to the OIP on behalf of Idoleyez.

§§ 201.155(a), .220(f); OIP at 7. Thus, Idoleyez is in default, and the undersigned finds that the allegations in the OIP are true as to Idoleyez.

II. FINDINGS OF FACT

Idoleyez, also known as ISEmployment.com, Inc., and formerly known as Magical Marketing, Inc., was initially a Wyoming shell corporation. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since December 22, 1999. Idoleyez failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its Form 10-QSB, filed on August 21, 2003, for the quarter ended June 30, 2003. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that Idoleyez had $1,784,076 in assets, including $1,441,304 in goodwill, and $1,394,387 in liabilities. Currently, its shares are quoted on the Pink Sheets under ticker symbol "IDLZ."[3]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Idoleyez violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Idoleyez will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., Admin. Proc. No. 3-11724 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Idoleyez's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

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[3] Currently, Idoleyez has had an annual high of 0.8 cents and an annual low of 0.5 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=IDLZ (last visited September 30, 2005).

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Tech., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Tech., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of Idoleyez Corporation, IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge